SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2005

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION		External Disclosure
QUARTERLY INFORMATION - ITR	September 30, 2005	Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01956-9	2 - COMPANY NAME GOL LINHAS AÉREAS INTELIGENTES S.A.	3 - CNPJ (Corporate Taxpayer’s ID) 06.164.253/0001-87
4 - NIRE (Corporate Registry ID) 35300314441

01.02 - HEADQUARTERS

1 - ADDRESS RUA TAMOIOS, 246			2 - DISTRICT JD. AEROPORTO
3 - ZIP CODE 04630-000	4 - CITY SÃO PAULO		5 - STATE SP
6 - AREA CODE 011	7 - TELEPHONE 5033-4393	8 - TELEPHONE 5033-7222	9 - TELEPHONE 5033-4200	10 - TELEX
11 - AREA CODE 011	12 - FAX 5033-4319	13 - FAX -	14 - FAX -
15 - E-MAIL CONTROLADORIA@GOLNAWEB.COM.BR

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME RICHARD FREEMAN LARK
2 - ADDRESS RUA TAMOIOS, 246			3 - DISTRICT JD. AEROPORTO
3 - ZIP CODE 04630-000	4 - CITY SÃO PAULO		5 - STATE SP
6 - AREA CODE 011	7 - TELEPHONE 5033-4223	8 - TELEPHONE 5033-7222	9 - TELEPHONE 5033-4200	10 - TELEX
11 - AREA CODE 011	12 - FAX 5033-4224	13 - FAX -	14 - FAX -
15 - E-MAIL RI@GOLNAWEB.COM.BR

01.04 - ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2. END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01/01/2005	12/31/2005	3	7/1/2005	9/30/2005	2	4/1/2005	6/30/2005
09 - INDEPENDENT ACCOUNTANT ERNEST & YOUNG AUDITORES INDEPENDENTES S.S.					10 - CVM CODE 00471-5
11. TECHNICIAN IN CHARGE MARIA HELENA PETTERSSON					12 – TECHNICIAN’S CPF (INDIVIDUAL TAXPAYER’S REGISTER) 009.909.788-50

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION		External Disclosure
QUARTERLY INFORMATION - ITR	September 30, 2005	Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

01.01 - IDENTIFICATION

1 - CVM CODE 01956-9	2 - COMPANY NAME GOL LINHAS AÉREAS INTELIGENTES S.A.	3 - CNPJ (Corporate Taxpayer’s ID) 06.164.253/0001-87

01.05 - CAPITAL STOCK

Number of Shares (in thousands)	1 - CURRENT QUARTER 9/30/2005	2 - PREVIOUS QUARTER 6/30/2005	3 - SAME QUARTER, PREVIOUS YEAR 9/30/2004
Paid-in Capital
1 - Common	109,448	109,448	109,448
2 - Preferred	85,821	85,821	78,095
3 - Total	195,269	195,269	187,543
Treasury Stock
4 - Common	0	0	0
5 - Preferred	0	0	0
6 - Total	0	0	0

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Others
2 - STATUS Operational
3 - NATURE OF OWNERSHIP Domestic Private Company
4 - ACTIVITY CODE 134 - Holding Company
5 - MAIN ACTIVITY EQUITY INTEREST MANAGEMENT
6 - CONSOLIDATION TYPE Total
7 - TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 - CNPJ (Corporate Taxpayer’s ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION		External Disclosure
QUARTERLY INFORMATION - ITR	September 30, 2005	Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

01.01 - IDENTIFICATION

1 - CVM CODE 01956-9	2 - COMPANY NAME GOL LINHAS AÉREAS INTELIGENTES S.A.	3 - CNPJ (Corporate Taxpayer’s ID) 06.164.253/0001-87

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (in thousands of reais)	4 - AMOUNT OF CHANGE (in thousands of reais)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (Thousands)	8 -SHARE PRICE WHEN ISSUED (in Reais)
01	03/29/2004	223,119	223,119	Subscription in Assets or Credits	60,283	3.7011783637
02	06/23/2004	719,474	496,355	Public Subscription	18,750	26.5700000000
03	04/27/2005	913,364	193,890	Public Subscription	0	0.0000000000
04	05/02/2005	990,804	77,440	Public Subscription	0	0.0000000000

01.10 - INVESTOR RELATIONS OFFICER

1 – DATE	2 – SIGNATURE

FEDERAL PUBLIC SERVICE
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COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

01.01 - IDENTIFICATION

1 - CVM CODE 01956-9	2 - COMPANY NAME GOL LINHAS AÉREAS INTELIGENTES S.A.	3 - CNPJ (Corporate Taxpayer’s ID) 06.164.253/0001-87

02.01 - BALANCE SHEET - ASSETS (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 9/30/2005	4 - 6/30/2005
1	Total Assets	1,554,693	1,491,854
1.01	Current Assets	317,349	479,637
1.01.01	Cash Equivalents	271,567	264,621
1.01.02	Credits	0	0
1.01.03	Inventories	0	0
1.01.04	Others	45,782	215,016
1.01.04.01	Prepaid Expenses	11,029	8,476
1.01.04.02	Tax Credits	0	0
1.01.04.03	Other Credits and Values	1,844	3,790
1.01.04.04	Dividends Receivable	32,909	202,750
1.02	Long-Term Assets	25,614	27,360
1.02.01	Sundry Credits	0	0
1.02.01.02	Guarantees	0	0
1.02.01.04	Deferred Income Taxes and Social Contribution	0	0
1.02.02	Credit with Related Parties	0	0
1.02.02.01	Affiliates	0	0
1.02.02.02	Subsidiaries	0	0
1.02.02.02.01	Credit with Related Companies	0	0
1.02.02.03	Other Related Parties	0	0
1.02.03	Others	25,614	27,360
1.02.03.01	Prepaid Expenses	25,614	27,360
1.02.03.02	Other Credits and Values	0	0
1.03	Permanent Assets	1,211,730	984,857
1.03.01	Investments	1,211,730	984,857
1.03.01.01	In Affiliates	0	0
1.03.01.02	In Subsidiaries	1,211,730	984,857
1.03.01.03	Other Investments	0	0
1.03.02	Fixed Assets	0	0
1.03.03	Deferred	0	0

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION		External Disclosure
QUARTERLY INFORMATION - ITR	September 30, 2005	Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

01.01 - IDENTIFICATION

1 - CVM CODE 01956-9	2 - COMPANY NAME GOL LINHAS AÉREAS INTELIGENTES S.A.	3 - CNPJ (Corporate Taxpayer’s ID) 06.164.253/0001-87

02.02 - BALANCE SHEET - LIABILITIES (in thousands of Reais)

1 - CODE	2 – DESCRIPTION	3 - 9/30/2005	4 - 6/30/2005
2	Total Liabilities	1,554,693	1,491,854
2.01	Current Liabilities	1,660	2,524
2.01.01	Loans and Financing	0	0
2.01.02	Debentures	0	0
2.01.03	Suppliers	0	0
2.01.04	Taxes, Charges and Contributions	987	1,851
2.01.05	Dividends Payable	0	0
2.01.06	Provisions	0	0
2.01.07	Debts with Related Parties	0	0
2.01.08	Others	673	673
2.02	Long-Term Liabilities	667	51,402
2.02.01	Loans and Financing	0	0
2.02.02	Debentures	0	0
2.02.03	Provisions	0	0
2.02.04	Debts with Related Parties	667	51,402
2.02.05	Others	0	0
2.03	Deferred Income	0	0
2.05	Shareholders’ Equity	1,552,366	1,437,928
2.05.01	Paid-Up Capital	990,804	990,804
2.05.02	Capital Reserve	89,556	89,556
2.05.03	Revaluation Reserve	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Subsidiaries/Affiliates	0	0
2.05.04	Profit Reserves	194,793	194,793
2.05.04.01	Legal	0	0
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	Realizable Profit	0	0
2.05.04.05	Profit Retention	0	0
2.05.04.06	Special for Non-Distributed Dividends	0	0
2.05.04.07	Other Profit Reserves	0	0
2.05.05	Accrued Profit/Loss	277,213	162,775

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION		External Disclosure
QUARTERLY INFORMATION - ITR	September 30, 2005	Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

01.01 - IDENTIFICATION

1 - CVM CODE 01956-9	2 - COMPANY NAME GOL LINHAS AÉREAS INTELIGENTES S.A.	3 - CNPJ (Corporate Taxpayer’s ID) 06.164.253/0001-87

03.01 - STATEMENT OF INCOME (in thousands of reais)

1 - CODE	2 – DESCRIPTION	3 - 7/1/2005 to 9/30/2005	4 - 1/1/2005 to 9/30/2005	5 - 7/1/2004 to 9/30/2004	6 - 1/1/2004 to 9/30/2004
3.01	Gross Revenue from Sales and/or Services	0	0	0	0
3.02	Gross Revenue Deductions	0	0	0	0
3.03	Net Revenue from Sales and/or Services	0	0	0	0
3.04	Cost of Goods and Services Sold	0	0	0	0
3.05	Gross Income	0	0	0	0
3.06	Operating Expenses/Revenue	117,605	282,256	86,417	141,483
3.06.01	Sales	0	0	0	0
3.06.02	General and Administrative	(1,054)	(1,331)	0	0
3.06.03	Financial	11,677	18,306	(6,043)	(6,154)
3.06.03.01	Financial Revenues	11,677	18,306	0	0
3.06.03.02	Financial Expenses	0	0	(6,043)	(6,154)
3.06.04	Other Operating Revenues	0	0	0	0
3.06.05	Other Operating Expenses	0	0	0	0
3.06.06	Equity in the Earnings	106,982	265,281	92,460	147,637
3.07	Operating Income	117,605	282,256	86,417	141,483
3.08	Non-Operating Income	0	0	0	0
3.08.01	Revenues	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income Before Tax/Holding	117,605	282,256	86,417	141,483
3.10	Provision for Income Tax and Social Contribution	(3,167)	(5,043)	0	0
3.11	Deferred Income Tax	0	0	0	0
3.12	Statutory Holding/Contributions	0	0	0	0
3.12.01	Holdings	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Own Capital	0	0	0	0
3.15	Income/Loss for the Period	114,438	277,965	86,417	141,483
	No. SHARES, EX-TREASURY (in thousands)	195,269	195,269	187,543	187,543
	EARNINGS PER SHARE	0.58605	1.41965	0.46078	0.75440
	LOSS PER SHARE

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COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

01956-9	GOL LINHAS AÉREAS INTELIGENTES S.A.	06.164.253/0001-87

04.01 - EXPLANATORY NOTES

1. Business Overview

Gol Linhas Aéreas Inteligentes S.A. (Company or GLAI) is a low-cost, low-fare airline, with an aircraft fleet of 38 Boeing 737 simplified by one single class of service, one of the industry’s newest and most modern fleets, with low maintenance, fuel and training costs, and high usage and efficiency ratios.

The Company offers nearly 390 flights a day to 43 destinations in Brazil and Argentina. During the quarter ended September 30, 2005, the Company began operating 4 additional aircraft and one new base in the city of Boa Vista, State of Roraima.

In January 2005, the Company obtained an authorization from the Committee of Studies Related to International Air Navigation (CERNAI) to operate regular flights from Brazil to Santa Cruz de La Sierra, Bolivia (VVI). Company’s Management expects to begin operating those flights in the fourth quarter of 2005. In May 2005, the Company also obtained an authorization from CERNAI to operate regular flights from Brazil to Asunción, Paraguay (ASU), and Montevideo, Uruguay (MVD). Company’s Management expects to begin operating those flights in the fourth quarter of 2005.

At April 27, 2005, the Company concluded a global public offering of 14,700,000 preferred shares at the price of R$ 35.12, out of which 5,520,811 preferred shares were offered by the Company and 9,179,189 preferred shares were offered by BSSF Air Holding LLC, a company affiliated to the shareholder AIG Capital Partners, in the Brazilian and foreign markets as ADS. The funds raised by the Company by means of a primary offering of new shares, in the amount of R$ 193,890, will be used for its expansion plan, mainly for payment of deposits for aircraft purchase provided under its agreement with Boeing.

At May 2, 2005, the Board of Directors resolved on a R$ R$ 77,440 capital increase as a result of the public subscription of 2,205,000 preferred shares, in view of the option exercise for subscription and distribution of new shares, according to the agreements entered into with financial institutions for placement of the new shares issued.

At September 30, 2005, the Company’s stock ownership structure is as follows:

	Common	Preferred	Total

Aeropar Participações S.A.	100.00%	36.70%	72.18%
Comporte Participações S.A.	-	3.90%	1.72%
Market	-	59.40%	26.10%

	100.00%	100.00%	100.00%

FEDERAL PUBLIC SERVICE
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COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

01956-9	GOL LINHAS AÉREAS INTELIGENTES S.A.	06.164.253/0001-87

04.01 - EXPLANATORY NOTES

2. Basis of Preparation and Presentation of the Financial Statements

The Company’s Quarterly Information was prepared in accordance with the generally accepted accounting principles in Brazil and the provisions contained in the Brazilian Corporation Law, in the Chart of Accounts prepared by the Civil Aviation Department – DAC and the supplementary rules of the Brazilian Securities and Exchange Commission – CVM, consistently applied to the financial statements for the year ended December 31, 2004.

Significant accounting practices and consolidation criteria adopted by the Company are described in the financial statements for the year ended December 31, 2004 and remain unchanged.

Additionally in 2005, aiming towards continuous improvement of the information presented to the market, the Company began adopting the following new principles:

a) Employee profit sharing

The provision for employee profit sharing is set up monthly, based on Management’s estimates, in view of the goals established for the current year, and recorded as personnel expenses while considered as provision, classified as employee profit sharing when the accomplishment of the year’s goals is confirmed.

b) Managed account

The Company and its subsidiaries are quota holders of managed accounts, whose investment in securities and liabilities resulting from the fund portfolio activities began to be presented on a consolidated basis for the first quarter of 2005.

Securities from the managed account portfolios are acquired with the aim of being frequently and actively traded and, as provided for by specific rules of the Central Bank of Brazil are classified as securities for trading and booked based on the market value, which is stated based on the managers’ quotes or estimates, having the realized and unrealized gains and losses recognized in the results.

c) Accounting of operations with derivatives

Aiming at recording, stating and disclosing transactions with derivative financial instruments performed by the Company and its subsidiaries, based on formal policies of risk management, the Company began to adopt, beginning January 2005, accounting practices for derivative instruments in line with the USGAAP, whose concepts used are described below.

The derivative financial instruments used by the Company, with the specific purpose of covering market risks, are measured based on its fair values, and the non-effective portion of income realized from transactions with derivative financial

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01956-9	GOL LINHAS AÉREAS INTELIGENTES S.A.	06.164.253/0001-87

04.01 - EXPLANATORY NOTES

instruments is directly recognized in the income for the period, while the effective risk coverage is recognized in order to adjust revenues and expenses relating to the items subject to the contracted coverage. The accounting criteria for the effective measurement of the instruments was defined based on the Company’s risk management policy, which considers effective the instruments that offset between 80% and 120% of the volatility of the item for which the hedge was contracted.

The market value of derivative financial instruments is calculated based on usual market practices, using the closing values for the period, considering relevant underlying quotes, except for option contracts, whose values are stated through the Black and Scholes’ pricing methodology, whereby the variables and the information related to the volatility coefficients are obtained through well-known insiders.

d) Reconciliation between information and the disclosures under USGAAP

Preferred shares of Gol Linhas Aéreas Inteligentes S.A. are traded as American Depositary Shares – ADS on the NYSE in the United States of America and are subject to the rules of the US Securities and Exchange Commission – SEC. Each ADS represents 2 preferred shares traded under the ticker GOL. The Company prepares the consolidated financial statements according to generally accepted accounting principles in the United States of America – USGAAP. Aiming at fulfilling the need for information in the markets in which it operates, the Company’s practice is to simultaneously disclose its corporate financial statements and the USGAAP.

The accounting practices adopted in Brazil differ from accounting principles generally accepted in the United States – USGAAP applicable to the air transport segment, especially the allocation of maintenance expenses to income. At September 30, 2005, the net income for the period, in accordance with accounting practices adopted in Brazil (BRGAAP), was R$ 65,438 lower (R$ 119,302 at September 30, 2004) due to this difference and the respective tax effects in comparison with net income under USGAAP. At this same date, shareholder’s equity presented in the Company’s financial statements as per Brazilian Corporation Law was R$ 201,354 lower due to, mainly, the accumulated difference in the allocation of maintenance expenses and respective tax effects, also as the result of the accrual in USGAAP financial statements of net proceeds received through issuing shares and accounting for stock options granted to executives and employees. There are also differences in the classification of assets, liabilities and income items, and the most significant difference is the classification of readily available financial investments. The Company discloses significant information on transactions in a consistent way in the corporate financial statements as per Brazilian Corporation Law and in accordance with USGAAP.

The Company entered into an Agreement for the Adoption of Level 2 Differentiated Corporate Governance Practices with the São Paulo Stock

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01956-9	GOL LINHAS AÉREAS INTELIGENTES S.A.	06.164.253/0001-87

04.01 - EXPLANATORY NOTES

Exchange – BOVESPA, by means of which it began to take part in the Differentiated Corporate Governance Share Index – IGC and the Differentiated Tag Along Shares - ITAG, created to differ companies committed to adopting differentiated corporate governance practices. The Company’s financial statements comply with the additional requirements of BOVESPA’s Novo Mercado (New Market).

The quarterly information include statements of cash flow, presented as supplementary information and also prepared to ensure conformity to the financial statements for the year ended December 31, 2004.

3. Cash and Cash Equivalents

	Parent Company		Consolidated

	09.30.2005	06.30.2005	09.30.2005	06.30.2005

Cash and banks	304	546	9,232	50,242

Local currency investments
Variable income and futures options	-	-	422	10,694
Financial investment funds	271,263	264,075	23,990	285,653
Bank Deposits Certificates – CDB	-	-	303,550	309,904
Government securities (LFT, LTN and LFTO)	-	-	496,431	286,293

	271,263	264,075	824,393	892,544

	271,567	264,621	833,625	942,786

Investments in daily-liquidity managed accounts are detailed in Note 6 b.

4. Accounts Receivable

	Consolidated

	09.30.2005	06.30.2005

Credit card companies	449,099	426,295
Current account holders – cargo and travel tickets	5,298	5,273
Travel agencies	58,440	49,524
Other	7,661	7,085

	520,498	488,177

In the period from July 1 to September 30, 2005, write-offs against the allowance for doubtful accounts totaled R$ 585 (R$ 308 in the same period of 2004).

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01956-9	GOL LINHAS AÉREAS INTELIGENTES S.A.	06.164.253/0001-87

04.01 - EXPLANATORY NOTES

5. Deferred Taxes and Carryforwards, Current and Noncurrent

	Consolidated

	09.30.2005	06.30.2005

Carryforwards
PIS and Cofins credits	2,557	2,221
Credits arising from Withholding Income Tax (IRRF) on financial
investments	9,445	9,215
Other	4,120	2,648

	16,122	14,084

Deferred taxes
Tax credits arising from incorporation	20,918	22,377
Income Tax (IR) and Social Contribution (CS) on temporary
differences	12,674	10,047

	33,592	32,424
Current	(21,959)	(19,921)

Noncurrent	27,755	26,587

Gol Transportes Aéreos S.A. succeeded BSSF II Holdings Ltda. in the right to amortize, for tax purposes, the goodwill arising from the expectation of future profits, whose amortization results in a tax benefit corresponding to 34% of the goodwill that is stated in the financial statements as deferred taxes against the special goodwill reserve in shareholders’ equity, in the amount of R$ 29,187, which has been linearly amortized over 60 months. The amortized goodwill from January 1 to September 30, 2005 was R$ 12,877 (R$ 7,154 in 2004), generating a tax benefit of R$ 4,378 (R$ 2,432 in 2004).

6. Investments

a) Investment Transactions

		Transactions in the period

	Investments	Capital	Quarter	Investments
Subsidiaries	at 06.30.05	payment	income	at 9.30.05

Gol Transportes Aéreos S.A.	814,866	-	104,186	919,052
Gol Finance LLP	169,991	118,022	4,665	292,678

	984,857	118,022	108,851	1,211,730

b) Relevant information about the subsidiaries

	Total number	Ownership
	of shares or	in	Capital	Shareholders’	Net
	quotas	%	stock	equity	income

Subsidiaries
Gol Transportes Aéreos S.A.	451,072,648	100	526,489	919,052	265,281
Gol Finance LLP	N/A	100	285,961	292,678	7,233
Specific Purpose Entities
Managed Accounts:
Account A	14,207,133	100	15,021	15,021	(a)
Account B	244,175,566	100	256,242	256,242	(a)
Account C	532,004,970	100	550,591	550,591	(a)

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01956-9	GOL LINHAS AÉREAS INTELIGENTES S.A.	06.164.253/0001-87

04.01 - EXPLANATORY NOTES

(a) Considering the managed accounts as instruments, their results are included in the Company’s financial income.

The Company and its subsidiary Gol Transportes Aéreos S.A. hold 100% of the quotas from managed accounts, organized as a joint ownership for an undetermined period, with tax neutrality, resulting in benefits for the quota holders. The investments in these managed accounts have daily liquidity. These managed account portfolios are managed by external managers who follow the investment policies set forth by the Company.

The financial assets that comprise the managed account portfolios are registered, accordingly, with the Special Settlement and Custody System – SELIC or the Mercantile and Futures Exchange – BM&F.

The managed accounts participate in operations involving derivative financial instruments recorded in equity or compensation accounts, which aim at maximizing the income and managing the Company’s exposure to market risks and exchange rates. The information related to risk management policies and the outstanding investment positions are further described in Note 17.

7. Property, Plant and Equipment

	Consolidated

			09.30.2005		06.30.2005

	Depreciation		Accumulated
	rate	Cost	depreciation	Net value	Net value

Flight equipment
Replacement part kits	20%	143,773	56,418	87,355	85,072
Modifications in leased aircraft	-	12,488	-	12,488	9,700
Aircraft equipment	20%	740	138	602	621
Safety equipment	20%	59	8	51	39
Tools	10%	1,525	210	1,315	1,091

		158,585	56,774	101,811	96,523
Property, plant and equipment in service
Software licenses	20%	16,968	5,064	11,904	11,522
Vehicles	20%	1,728	725	1,003	1,079
Machinery and equipment	10%	3,230	433	2,797	2,326
Furniture and fixtures	10%	4,123	831	3,292	3,123
Computers and peripherals	20%	4,982	2,389	2,593	2,621
Communication equipment	10%	764	179	585	577
Facilities	10%	656	115	541	413
Brand names and patents	-	35	-	35	35
Leasehold improvements	4%	2,083	298	1,785	1,044
Work in progress	-	9,338	-	9,338	3,885

Subtotal		43,907	10,034	33,873	26,625

		202,492	66,808	135,684	123,148

Advances for aircraft acquisition	-	319,396	-	319,396	170,215

		521,888	66,808	455,080	293,363

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04.01 - EXPLANATORY NOTES

The advances for the acquisition of aircraft refer to prepayments made based on the agreements entered into with Boeing Company for the purchase of 60 Boeing 737-800 Next Generation, as further explained in Note 15. At September 30, 2005, the balance includes R$ 8,530 million for the acquisition of an aircraft engine.

8. Loans and Financing

				Consolidated

Agreement	Rates	Guarantees	Limit	09.30.2005	06.30.2005

Banco Safra	107 % of CDI	Promissory Note	140,000	60,268	117,555
Banco Santander	109 % of CDI	-	55,000	6,194	5,886
Unibanco	109% of CDI	Promissory Note	20,000	216	1,115
Unibanco	109% of CDI	-	30,000	-	-
Banco do Brasil	108 % of CDI	Promissory Note	2,000	-	-
Banco Bradesco	104% of CDI	Accounts Receivable (Visa)	50,000	-	-
Banco Bradesco	104% of CDI	Promissory Note	14,000	-	-

				66,678	124,556

9. Provision for Contingencies

	Consolidated

	9.30.2005	6.30.2005

Provision for labor contingencies	309	260
Provision for civil contingencies	1,990	1,517
Provision for tax contingencies	9,709	9,413

	12,008	11,190

No significant changes occurred in the course of these proceedings in accordance with disclosures in the financial statements for the year ended December 31, 2004.

10. Transactions with Related Parties

Gol Transportes Aéreos S.A. maintains operating agreements with associated companies, executed under market conditions, prices and terms. Significant transactions and balances, as well as the amounts that influenced the result, are described below:

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04.01 - EXPLANATORY NOTES

			07.01.2005		01.01.2005
		09.30.2005	to	06.30.2005	to
			09.30.2005		09.30.2005

	Nature of	Receivable	Revenues	Receivable	Revenues
	transactions	(payable)	(Expenses)	(payable)	(Expenses)

Suppliers
Serviços Gráficos Ltda.	Graphic services	(12)	(83)	(32)	(132)
Breda Transportes e Serviços S.A.	Transportation services	(28)	(515)	(28)	(920)
Expresso União Ltda.	Transportation services	-	-	(16)	(115)
Áurea Administração e Participações S.A.	Rental	(29)	(88)	(29)	(165)

Accounts receivable
Viação Piracicabana Ltda.	Transportation services	1	2	1	4
Breda Transportes e Serviços S.A.	Transportation services	-	2	-	14
Áurea Administração e Participações S.A.	Transportation services	-	-	-	4
Expresso União Ltda.	Transportation services	3	4	-	76
Executiva Transportes Urbanos Ltda.	Transportation services	-	1	-	2

GOL maintains an agreement with the companies controlled by Áurea Administração e Participações S.A., for the transportation of passengers and luggage between airports, and for the transportation of employees, executed under normal market conditions.

GOL is the tenant of the property located at Rua Tamoios, 246, in the city of São Paulo, State of São Paulo, owned by Áurea Administrações e Participações S.A., whose agreement expires as of March 31, 2008 and annual price restatement clause based on the General Market Price Index (IGP-M).

11. Shareholders’ Equity

a) Capital stock

i.	At September 30, 2005, the capital stock is represented by 109,448,497 common shares and 85,820,557 preferred shares.

ii.	The authorized capital stock at September 30, 2005 is R$ 1,223,119. Within the authorized limit, the Company may, by means of the Board of Directors’ resolution, increase the capital stock regardless of any amendment to the Bylaws, through issue of shares, without keeping any proportion between the different classes of shares. The Board of Directors shall determine the conditions for the new issue, including the payment price and period. At the discretion of the Board of Directors, the preemptive right may be excluded, or the period for its exercise be reduced, in the issue of preferred shares, placement of which is made through sale on a stock exchange or by public subscription, or else through the exchange for shares, in a control

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04.01 - EXPLANATORY NOTES

acquisition public offering, as provided for by the law. Issue of founders’ shares is forbidden, according to the Company’s Bylaws.

iii.	The average quote of the shares of Gol Linhas Aéreas Inteligentes S.A., on the São Paulo Stock Exchange – BOVESPA, corresponded, at September 30, 2005, to R$ 36.20 and US$ 32.45 per ADS traded on the NYSE. The equity value per share at September 30, 2005 is R$ 7.95 (R$ 7.37 at June 30, 2005 and R$ 5.95 at March 31, 2005).

iv.	Preferred shares have no voting rights, except concerning the occurrence of specific facts provided for by the Brazilian legislation. These shares have as preference: priority in the reimbursement of capital, without premium and right to be included in the public offering arising from the sale of control, at the same price paid per share of the controlling block, assuring dividend at least equal to that of common shares.

12. Cost of Services Rendered, Commercial and Administrative Expenses

	Consolidated

			07.01.2005			07.01.2004
			to			to
			09.30.2005			09.30.2004

	Cost of
	services	Commercial	Administrative	Management’s
	rendered	expenses	expenses	compensation	Total	Total

Salaries, wages and
benefits	48,316	-	15,989	498	64,803	35,471
Aircraft fuel	208,711	-	-	-	208,711	123,979
Aircraft leasing	62,135	-	-	-	62,135	49,429
Supplementary
leasing	31,825	-	-	-	31,825	27,357
Aircraft insurance	8,025	-	-	-	8,025	6,281
Maintenance material
and repair	5,951	-	-	-	5,951	12,944
Aircraft and traffic
servicing	25,550	-	319	-	25,869	14,692
Sales and marketing	-	80,439	-	-	80,439	67,275
Landing fees	24,190	-	-	-	24,190	14,597
Depreciation	8,369	-	154	-	8,523	5,463
Amortization	-	-	198	-	198	144
Other operating
expenses	23,199	-	2,116	-	25,315	17,711

	446,271	80,439	18,776	498	545,984	375,343

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04.01 - EXPLANATORY NOTES

	Accumulated Consolidated

			01.01.2005			03.12.2004
			to			to
			09.30.2005			09.30.2004

	Cost of
	services	Commercial	Administrative	Management’s
	rendered	expenses	expenses	compensation	Total	Total

Salaries, wages
and benefits	138,023	-	33,284	1,331	172,638	80,531
Aircraft fuel	547,499	-	-	-	547,499	262,427
Aircraft leasing	176,394	-	-	-	176,394	114,370
Supplementary
leasing	91,375	-	-	-	91,375	60,923
Aircraft insurance	21,454	-	-	-	21,454	14,208
Maintenance material
and repair	30,245	-	-	-	30,245	19,580
Aircraft and traffic
servicing	62,223	-	1,017	-	63,240	47,953
Sales and
marketing	-	231,096	-	-	231,096	140,111
Landing fees	64,631	-	-	-	64,631	32,556
Depreciation	23,333	-	268	-	23,601	11,789
Amortization	-	-	539	-	539	634
Other operating
expenses	62,763	-	6,328	-	69,091	25,144

	1,217,940	231,096	41,436	1,331	1,491,803	810,226

Salaries, wages and benefits expenses include the 2005 employee profit sharing, at an estimated value of R$ 18,706 at September 30, 2005.

Accumulated aircraft fuel expenses include R$ 9,271 arising from results with derivatives represented by hedge contract results expired in the period and measured as efficient to hedge the expenses against fuel price fluctuations.

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04.01 - EXPLANATORY NOTES

13. Net Financial Income

	Parent Company		Consolidated

	07.01.2004	03.12.2004	07.01.2004	03.12.2004
	to	to	to	to
	09.30.2004	09.30.2004	09.30.2004	09.30.2004

Financial income:
Interest and gains on financial investments	154	156	6,217	15,091
Foreign exchange variations	28	28	1,704	6,292
Gains on financial instruments	-	-	10,128	15,300
Other	-	-	21	109

	182	184	18,070	36,792

Financial expenses:
Interest on loans	-	-	(4,815)	(8,622)
Foreign exchange variations on liabilities	(4,572)	(4,572)	(8,380)	(11,431)
CPMF tax	(96)	(209)	(1,601)	(11,688)
Losses on financial instruments	-	-	(9,299)	(3,124)
Other	(1,557)	(1,557)	(1,965)	(2,983)

	(6,225)	(6,338)	(26,060)	(37,848)

	(6,043)	(6,154)	(7,990)	(1,056)

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04.01 - EXPLANATORY NOTES

	Parent Company		Consolidated

	07.01.2005	01.01.2005	07.01.2005	01.01.2005
	to	to	to	to
	09.30.2005	09.30.2005	09.30.2005	09.30.2005

Financial income:
Interest and gains on financial investments	-	1,855	5,675	19,209
Foreign exchange variations on assets	2,766	5,762	7,154	12,634
Gains on financial instruments	12,416	19,440	41,123	102,094
Other	577	2,200	1,496	2,531

	15,759	29,257	55,448	136,468

Financial expenses:
Interest on loans	-	-	(8,812)	(19,257)
Foreign exchange variations on liabilities	(1,386)	(3,581)	(11,796)	(24,027)
Monetary variations on liabilities	-	-	(1,337)	(1,337)
CPMF tax	-	(1,261)	(2,040)	(7,649)
Expenses with issue of shares	(2,696)	(5,754)	(5,100)	(10,633)
Other	-	(355)	(5,208)	(8,119)

	(4,082)	(10,951)	(34,293)	(71,022)

	11,677	18,306	21,155	65,446

14. Income Tax and Social Contribution

The reconciliation of the income tax and social contribution expense to the tax expense, calculated by applying combined statutory tax rates and the amounts presented in the result, is set forth below:

	Consolidated

Description	07.01.2005	01.01.2005
	to	to
	09.30.2005	09.30.2005

Income before income tax and social contribution	171,829	421,628
Combined tax rate	34.00%	34.00%
Income tax and social contribution based on the
combined tax rate	58,422	143,354
Permanent additions
Nondeductible expenses	-	2,886
Tax incentives	(1,031)	(1,825)

Income tax and social contribution debited to the result	57,391	144,415

Effective rate	33.40%	34.25%

Current income tax and social contribution	64,222	150,627
Deferred income tax and social contribution	(6,831)	(6,212)

	57,391	144,415

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04.01 - EXPLANATORY NOTES

15. Commitments

In the third quarter of 2005, the Company received four new Boeing 737-300 aircraft, according to agreements entered into in the previous quarter.

The future payments of leases under the operating lease agreements are denominated in US dollars and have the following breakdown per year, at September 30, 2005, considering the 38 aircraft in operation:

	Aircraft	Engines	Total

	R$	R$	R$

2005	56,854	3,109	59,963
2006	223,182	10,991	234,173
2007	212,186	9,927	222,113
2008	145,512	8,276	153,788
2009	104,273	4,329	108,602
After 2009	56,634	2,138	58,772

Total	798,641	38,770	837,411

The Company has entered into an agreement with Boeing Company to close a purchase order of 60 737-800 Next Generation aircraft, jointly with purchase options of 41 additional 737-800 Next Generation aircraft.

The firm orders for the aircraft purchase, in the approximate amount of US$ 4,278 million based on the aircraft list price (corresponding to approximately R$ 9,506 million based on the exchange rate as of September 30, 2005), have deliveries and payments expected as follows:

	Expected Firm Order	R$	US$
	Deliveries

2005	-	196,309	88,340
2006	11	1,569,869	706,448
2007	13	1,910,339	859,661
2008	8	1,201,850	540,838
2009	6	939,986	422,998
2010	8	1,301,620	585,735
2011	7	1,172,037	527,422
2012	7	1,214,235	546,411

Total	60	9,506,245	4,277,853

The Company has been making the initial payments related to the acquisition of these aircraft, using its own funds arising from the primary public offering of its shares and loans contracted through short-term credit lines and supplier’s financing. Future payments referring to firm orders and purchase options, set forth based on the aircraft price list, denominated in US dollars and converted into reais

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04.01 - EXPLANATORY NOTES

based on the exchange rate as of September 30, 2005, have the following breakdown per year:

	Future commitments for aircraft acquisition

2005	327,681	147,458
2006	2,642,589	1,189,177
2007	3,215,710	1,447,084
2008	2,023,098	910,403
2009	1,582,298	712,041
2010	2,191,043	985,979
2011	1,972,911	887,819
2012	2,043,944	919,784

Total	15,999,274	7,199,745

The Company expects that aircraft purchase obligations will be financed up to 85% through long-term financing guaranteed by the US Ex-Im Bank.

The Company maintains an agreement, which expires in 2014, for use of the Open Skies sales system, which may be terminated by the hirer with a prior notice of 180 days. The future payments under that agreement depend on the number of passengers carried and the minimum monthly price is R$ 327, corresponding to U$ 147 translated based on the exchange rate as of September 30, 2005. From January 1 to September 30, 2005 payments to Open Skies totaled R$ 12,433 (R$ 8,242 up to June 30, 2005).

16. Employee Benefits

At an Extraordinary Shareholders’ Meeting held at May 25, 2004, the shareholders approved a stock option plan targeting senior executives, executive officers and other Company managers. Still at May 25, 2004, the Board of Directors approved the issuance of 937,412 preferred stock options at the price of R$ 3.04 per share, from which 50% became exercisable as of October 25, 2004, and the remaining 50% exercisable quarterly on a pro rata basis until the second quarter of 2006. After becoming exercisable, the holder of each option may exercise it for a period of 24 months.

At January 19, 2005, the Compensation Committee, within the scope of its functions and in conformity with the Company’s Stock Option Plan, approved the grant of 87,418 options for the purchase of the Company’s preferred shares at the price of R$ 33.06 per share.

If the Company had accounted for the total effect of the options granted as expense, the operating result for the period ended June 30, 2005 would be lower by

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04.01 - EXPLANATORY NOTES

approximately R$ 4,610 (R$ 3,353 at June 30, 2005), considering the intrinsic value of options granted.

Employee profit sharing is also provided for in the Bylaws of the Company’s subsidiary Gol. The employee profit sharing plan is subject to economic and financial results measured based on the Company’s performance indicators, which assume the accomplishment of the performance goals of the Company and the business and individual units. At September 30, 2005 the provision set up based on the Management’s estimates and expectations is R$ 18,706.

17. Derivative Financial Instruments

The Company is exposed to several market risks arising from its operations. Such risks involve mainly the effects of changes in price and fuel availability, exchange rate risk, as the revenues thereof are generated in reais and the Company has significant obligations in US dollars, credit risks and interest rate risks. The Company uses derivative financial instruments to minimize those risks. The Company maintains a formal risk management policy under the management of its executive officers, the Risk Policy Committee and the Board of Directors.

The management of these risks is performed through control policies, establishing limits, as well as other monitoring techniques, mainly mathematical models adopted for the continuous monitoring of exposures. The Company’s risk management policy sets forth that all derivative instruments used shall present a certain level of liquidity in order to permit position adjustments.

The managed accounts of which the Company and its Subsidiary are quota holders are used as instruments for contracting risk coverage in accordance with the Company’s risk management policies.

a) Fuel price risk and availability

In order to manage risks resulting from the price changes in aircraft fuel, GOL uses derivative financial instruments to measure oil price changes represented by futures and commodities options contracts. Oil prices are extremely linked to aircraft fuel, which makes oil derivatives efficient in the compensation of aircraft fuel price fluctuations, providing a short-term hedge against fuel price increases.

The Company makes use of oil swap and options. The Company records its derivative instruments related to fuel hedge as cash flow hedges. The fair value of the Company’s fuel derivative instruments at September 30, 2005 corresponded to an unrealized net gain of R$ 1.0 million.

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04.01 - EXPLANATORY NOTES

During the quarter ended September 30, 2005, the Company recognized in operating expenses gains of R$ 4.0 million with derivative instruments.

At September 30, 2005, the Company held derivative agreements for the purchase of up to 180,000 barrels of oil, in the nominal value of US$ 12.4 million, for a one- month period, and the results from the transactions with such derivatives were not recognized as adjustments to the items which refer to the financial statements.

The fuel purchase is substantially made from a single supplier, which accounts for the supply of 95% of the Company’s annual fuel consumption.

b) Exchange rate risk

At September 30, 2005, significant assets and liabilities in foreign currency are related to aircraft leasing operations.

The Company’s currency exchange exposure at September 30 is set forth below:

	Consolidated	Consolidated

	09.30.2005	06.30.2005

Assets
Cash and banks and investments	(4,576)	(10,054)
Deposits for engine leasing, repair, and maintenance
contracts	(26,716)	(30,866)
Prepaid leasing expenses	(12,113)	(12,063)
Advances to suppliers	(32,228)	(6,989)

	(75,633)	(59,972)
Liabilities
Foreign suppliers	4,643	3,321
Operating leases payable	12,508	13,057

	17,151	16,378

Foreign exchange exposure in R$	(58,482)	(43,594)
Total foreign exchange exposure in US$	(26,317)	(18,547)

Obligations not recorded in the balance sheet
Operating lease agreements	837,411	896,542
Obligations arising from firm orders for aircraft purchase	9,506,245	4,654,792

Total foreign exchange exposure in R$	10,285,174	5,507,740

Total foreign exchange exposure in US$	4,628,375	2,343,320

b) Exchange rate risk

The total exchange exposure related to unsettled amounts resulting from leasing operations is managed by means of hedge strategies. The Company records its derivative financial instruments related to foreign currency futures market as cash flow hedges. All changes in the fair value of derivative instruments measured as effective are recorded in “Other total accumulated revenues” up to the date when the corresponding foreign currency exposure is realized. Changes in the fair value of the Company’s derivative financial instruments at September

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04.01 - EXPLANATORY NOTES

30, 2005 corresponded to a net current asset of R$ 4,582 (equivalent to US$ 2,062 thousand), classified in “other current assets” in the Balance Sheet. In the quarter ended September 30, 2005, the Company recognized in the financial result the amount of R$ 1,712 with derivative instruments.

c) Interest rate risk

The Company’s results are affected by changes in interest rates due to the impact of such changes on expenses with interest on variable income instruments, operating lease agreements based on variable rates and remuneration on cash balance and financial investments.

At September 30, 2005, there were no open hedge agreements and the transactions carried out in 2005 were not recognized as adjustments relating to items in the financial statements.

At September 30, 2005 the Company holds derivative instrument agreements related to futures at the nominal value of R$ 168,002.

The value of derivative financial instruments at September 30, 2005 and June 30, 2005, recorded in equity and compensation accounts, is summarized as follows:

	In thousands of reais

	09.30.05	06.30.05

Futures agreements
Purchase commitments
US dollar – expiration up to February 2006	43,411	16,289
Sales commitments
Floating interest rate – expiration up to October 2005	115,580	205,505

Securities given in guarantee of transactions with derivative financial instruments are the following:

Type	09.30.05	06.30.05

Financial Treasury Bills – LFT	294,651	80,933

18. Insurance Coverage

Management holds an insurance coverage at amounts that it deems necessary to cover possible losses, due to the nature of its assets and the inherent risks associated to its activity, observing the limits established in lease agreements. At September

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04.01 - EXPLANATORY NOTES

30, 2005, the insurance coverage, by nature, considering GOL’s aircraft fleet and in relation to the maximum indemnifiable amounts, is the following:

Aeronautic Type

Warranty – Hull	2,438,131	1,097,170
Civil Liability per occurrence/aircraft	1,333,320	600,000
Warranty – Hull/War	2,438,131	1,097,170
Inventories	88,888	40,000

By means of the Law 10,605 as of December 18, 2002, the Brazilian government undertook to supplement any civil liability expenses against third parties caused by acts of war or terrorist attacks, occurred in Brazil or abroad, for which GOL may be demanded, for the amounts that exceed the insurance policy limit effective on September 10, 2001, limited to the equivalent in reais to one billion US dollars.

19. “EBITDA” and “EBITDAR”

The Company uses, among others, EBITDA (earnings before interest, taxes, depreciation and amortization) and EBITDAR (earnings before interest, taxes, depreciation and amortization plus operating costs with aircraft leases and supplementary aircraft leases) as indices for measuring its economic performance.

EBITDA and EBITDAR are not measurements accepted by accounting rules. The Company uses EBITDA and EBITDAR because they are standard financial statistical measures, widely used in the civil aviation industry. The Company believes that these are useful financial data that indicate its performance and also compares it with those of other airline companies.

EBITDA and EBITDAR should not be analyzed as stand-alone matters, in replacement to operating profit and net income, established according to the Brazilian Corporation Law. The table below represents the calculation to determine the EBITDA and EBITDAR in the specified periods:

	Consolidated

	07.01.2005	01.01.2005
	to	to
	09.30.2005	09.30.2005

Net income for the period	114,438	277,213
Income tax and social contribution	57,391	144,415
Financial expenses (revenues), net	(21,155)	(65,446)
Depreciation and amortization	8,721	24,140

EBITDA	159,395	380,322
Aircraft lease costs	62,135	176,394
Supplementary lease costs	31,825	91,375

EBITDAR	255,355	648,091

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04.01 - EXPLANATORY NOTES

APPENDIX I - STATEMENTS OF CASH FLOWS

	Parent Company

	07.01.2005	07.01.2004	01.01.2005	03.12.2004
	to	to	to	to
	09.30.2005	09.30.2004	09.30.2005	09.30.2004

Income for the period	114,438	86,417	277,213	141,483
Adjustments to reconcile net income to cash
generated from operating activities:
Equity accounting	(106,982)	(92,488)	(265,281)	(147,665)
Prepaid expenses, taxes recoverable and other
receivables	1,139	914	(11,086)	(29,246)
Receivables from associated companies	169,841	-	434,118	(407,209)
Other liabilities	(197)	694	1,207	694

Net cash generated from operating activities	178,239	(4,463)	436,171	(441,943)

Capital payment with shares of the subsidiary	-	4,600	-	(362,948)
Investment acquisition	(119,891)	-	(380,233)	-

Net cash used in investment activities	(119,891)	4,600	(380,233)	(362,948)

Financing activities:
Special goodwill reserve	-	-	-	89,556
Liabilities with associated companies	(51,402)	-	-	-
Dividends paid	-	-	(60,003)	-
Capital increase - incorporation of the
Company	-	-	-	223,119
Capital increase - issue of shares in public
offering	-	-	271,330	496,355

Net cash generated in financing activities	(51,402)	-	211,327	809,030

Net cash generated (used)	6,946	137	267,265	4,139
Cash available at beginning of period	264,621	4,002	4,302	-

Cash available at end of period	271,567	4,139	271,567	4,139

Income tax and social contribution paid for the
period	3,167	-	5,043	-
Transactions not affecting cash
Special goodwill reserve	-	-	29,187	29,187

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01956-9	GOL LINHAS AÉREAS INTELIGENTES S.A.	06.164.253/0001-87

04.01 - EXPLANATORY NOTES

APPENDIX I - STATEMENTS OF CASH FLOWS

		Consolidated

	07.01.2005	07.01.2004	01.01.2005	03.12.2004
	to	to	to	to
	09.30.2005	09.30.2004	09.30.2005	09.30.2004

Income for the period	114,438	86,417	277,213	141,483
Adjustments to reconcile net income to cash
generated from operating activities:
Depreciation	8,523	5,463	23,601	11,789
Amortization	198	144	539	634
Allowance for doubtful accounts	486	43	1,172	3,515
Deferred taxes	(6,831)	808	(6,212)	(188)
Provision for contingency	5,707	(1,348)	6,546	9,366
Changes in operating assets and liabilities:
Accounts receivable	(32,321)	(54,745)	(130,581)	(330,352)
Inventories	(7,632)	(1,052)	(10,605)	(15,876)
Prepaid expenses, taxes recoverable and
other
receivables	18,288	(24,562)	653	(96,803)
Maintenance deposits	-	13,320	-	-
Suppliers	1,922	(432)	(10,686)	38,775
Operating leases payable	(1,058)	(1,386)	(1,536)	15,106
Air traffic liabilities	2,533	18,498	33,835	122,490
Taxes payable	2,948	-	(2,981)	-
Insurance payable	-	-	-	-
Labor claims	15,135	2,253	9,514	26,572
Other liabilities	(4,891)	12,680	(19,441)	48,961

Net cash generated from operating activities	117,445	56,101	171,031	(24,528)

Investment acquisition	(250)	-	(489)	(1,080)
Deposits for engine leasing, repair and
maintenance contracts	4,150	(10,958)	6,843	(33,246)
Acquisition of property, plant and equipment	(21,598)	(12,832)	(71,913)	(91,530)
Advances for aircraft acquisition	(149,181)	(3,646)	(275,949)	(30,892)
Deferred acquisition	(1,849)	(53)	(4,635)	(1,333)

Net cash used in investment activities	(168,728)	(27,489)	(346,143)	(158,081)

Financing activities:
Loans	(57,878)	(22,119)	(51,671)	105,428
Special goodwill reserve	-	29,187	-	89,556
Dividends paid	-	-	(60,013)	-
Capital increase - incorporation of the
Company	-	-	-	223,119
Capital increase - issuance of shares in public
offering	-	-	271,330	496,355

Net cash generated from financing activities	(57,878)	7,068	159,646	914,458

Net cash generated (used)	(109,161)	35,680	(15,466)	731,849
Cash available at beginning of period	942,786	696,169	849,091	-

Cash available at end of period	833,625	731,849	833,625	731,849

Interest paid for the period	8,812	(3,977)	19,257	9,137
Income tax and social contribution paid for the
period.	57,391	(44,581)	144,415	105,912
Transactions not affecting cash	-	-		-
Special goodwill reserve	-	-	29,187	29,187

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01956-9	GOL LINHAS AÉREAS INTELIGENTES S.A.	06.164.253/0001-87

05.01 - COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER

Comments on the Company’s performance will be presented in chart 8, considering only consolidated results.

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01.01 - IDENTIFICATION

1 - CVM CODE 01956-9	2 - COMPANY NAME GOL LINHAS AÉREAS INTELIGENTES S.A.	3 - CNPJ (Corporate Taxpayer’s ID) 06.164.253/0001-87

06.01 – CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 9/30/2005	4 - 6/30//2005
1	Total Assets	1,997,273	1,918,417
1.01	Current Assets	1,445,888	1,523,900
1.01.01	Cash Equivalents	833,625	942,786
1.01.02	Credits	537,738	503,865
1.01.02.01	Accounts Receivable	515,779	483,944
1.01.02.02	Deferred Taxes and Carryforwards	21,959	19,921
1.01.03	Inventories	31,643	24,011
1.01.04	Others	42,882	53,238
1.01.04.01	Prepaid Expenses	37,836	50,362
1.01.04.02	Other Credits and Values	5,046	2,876
1.02	Long-Term Assets	89,316	96,605
1.02.01	Sundry Credits	26,716	30,866
1.02.01.01	Deposits for Leasing contracts	26,716	30,866
1.02.02	Credit with Related Parties	0	0
1.02.02.01	Affiliates	0	0
1.02.02.02	Subsidiaries	0	0
1.02.02.03	Other Related Parties	0	0
1.02.03	Others	62,600	65,739
1.02.03.01	Deferred Taxes	27,755	26,587
1.02.03.02	Other Credits and Values	9,231	11,792
1.02.03.03	Prepaid Expenses	25,614	27,360
1.03	Permanent Assets	462,069	297,912
1.03.01	Investments	1,749	1,499
1.03.01.01	In Affiliates	0	0
1.03.01.02	In Subsidiaries	0	0
1.03.01.03	Other Investments	0	0
1.03.02	Property, Plant and Equipment	455,080	293,363
1.03.02.01	Operating Fixed Assets	0	0
1.03.02.02	Advance Payments for Aircraft Acquisition	0	0
1.03.03	Deferred	5,240	3,050

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01.01 - IDENTIFICATION

1 - CVM CODE 01956-9	2 - COMPANY NAME GOL LINHAS AÉREAS INTELIGENTES S.A.	3 - CNPJ (Corporate Taxpayer’s ID) 06.164.253/0001-87

06.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of Reais)

1 - CODE	2 – DESCRIPTION	3 - 9/30/2005	4 - 6/30//2005
2	Total Liabilities	1,997,273	1,918,417
2.01	Current Liabilities	425,787	462,364
2.01.01	Loans and Financing	66,678	124,556
2.01.02	Debentures	0	0
2.01.03	Suppliers	34,988	33,066
2.01.04	Taxes, Charges and Contributions	54,808	49,875
2.01.04.01	Taxes and Contributions Payable	37,931	34,983
2.01.04.02	Airport Fees and Duties Payable	16,877	14,892
2.01.05	Dividends Payable	0	0
2.01.06	Provisions	0	0
2.01.07	Debts with Related Parties	0	0
2.01.08	Others	269,313	254,867
2.01.08.01	Payroll and related charges	60,555	45,420
2.01.08.02	Insurance payable	0	0
2.01.08.03	Airtraffic liabilities	193,726	191,193
2.01.08.04	Other liabilities	4,747	7,417
2.01.08.05	Operating Leases Payable	10,285	10,837
2.02	Long-Term Liabilities	19,120	18,125
2.02.01	Loans and Financing	0	0
2.02.02	Debentures	0	0
2.02.03	Provisions	12,008	11,190
2.02.03.01	Contingencies	12,008	11,190
2.02.04	Debts with Related Parties	0	0
2.02.05	Others	7,112	6,935
2.02.05.01	Operating leases payable	2,223	2,729
2.02.05.02	Other liabilities	4,889	4,206
2.02.05.03	Suppliers	0	0
2.03	Deferred Income	0	0
2.04	Minority Interest	0	0
2.05	Shareholders’ Equity	1,552,366	1,437,928
2.05.01	Paid-Up Capital Stock	990,804	990,804
2.05.02	Capital Reserve	89,556	89,556
2.05.03	Revaluation Reserve	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Subsidiaries/Affiliates	0	0
2.05.04	Profit Reserves	194,793	194,793
2.05.04.01	Legal	0	0
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	Realizable Profit	0	0
2.05.04.05	Profit Retention	0	0
2.05.04.06	Special for Non-Distributed Dividends	0	0
2.05.04.07	Other Profit Reserves	0	0
2.05.05	Accrued Profit/Loss	277,213	162,775

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01.01 - IDENTIFICATION

1 - CVM CODE 01956-9	2 - COMPANY NAME GOL LINHAS AÉREAS INTELIGENTES S.A.	3 - CNPJ (Corporate Taxpayer’s ID) 06.164.253/0001-87

07.01 – CONSOLIDATED STATEMENT OF INCOME (in thousands of Reais)

1 – CODE	2 – DESCRIPTION	3 – 7/1/2005 to 9/30/2005	4 - 1/1/2005 to 9/30/2005	5- 7/1/2004 to 9/30/2004	6- 1/1/2004 to 9/30/2004
3.01	Gross Revenue from Sales and/or Services	724,608	1,924,199	543,968	1,090,056
3.02	Gross Revenue Deductions	(27,950)	(76,214)	(26,735)	(60,735)
3.03	Net Revenue from Sales and/or Services	696,658	1,847,985	517,233	1,029,321
3.04	Cost of Goods and Services Sold	(446,271)	(1,217,940)	(292,220)	(635,300)
3.05	Gross Income	250,387	630,045	225,013	394,021
3.06	Operating Expenses/Revenue	(78,558)	(208,417)	(91,113)	(175,982)
3.06.01	Sales	(80,439)	(231,096)	(72,510)	(144,318)
3.06.02	General and Administrative	(19,274)	(42,767)	(10,613)	(30,608)
3.06.03	Financial	21,155	65,446	(7,990)	(1,056)
3.06.03.01	Financial Revenues	21,155	65,446	0	0
3.06.03.02	Financial Expenses	0	0	(7,990)	(1,056)
3.06.04	Other Operating Revenues	0	0	0	0
3.06.05	Other Operating Expenses	0	0	0	0
3.06.06	Equity in the Earnings	0	0	0	0
3.07	Operating Income	171,829	421,628	133,900	218,039
3.08	Non-Operating Income	0	0	0	0
3.08.01	Revenues	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income Before Tax/Holding	171,829	421,628	133,900	218,039
3.10	Provision for Income Tax and Social Contribution	(64,222)	(150,627)	(46,675)	(76,744)
3.11	Deferred Income Tax	6,831	6,212	(808)	188
3.12	Statutory Holding/Contributions	0	0	0	0
3.12.01	Holdings	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Own Capital	0	0	0	0
3.14	Minority Interest	0	0	0	0
3.15	Income/Loss for the Period	114,438	277,213	86,417	141,483
	No. SHARES, EX-TREASURY (in thousands)	195,269	195,269	187,543	187,543
	EARNINGS PER SHARE	0.58605	1.41965	0.46078	0.75440
	LOSS PER SHARE

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01956-9	GOL LINHAS AÉREAS INTELIGENTES S.A.	06.164.253/0001-87

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

08.01.1 - Analysis of the Consolidated Performance of GOL Linhas Aéreas Inteligentes (US GAAP)

MANAGEMENT’S COMMENTS ON 3Q05 RESULTS

GOL’s performance in the third quarter of 2005 demonstrated the Company’s ability to grow capacity significantly while reducing costs and maintaining profitability, even during periods of extremely high fuel prices. “GOL remains committed to its virtuous cycle of maintaining low costs, allowing us to offer the lowest fares and achieve the highest load factors in the Brazilian market, thereby driving industry-leading profitability,” commented Constantino de Oliveira Junior, GOL’s CEO. Mr. Oliveira added, “Through the addition of aircraft and flight frequencies during the quarter, GOL significantly increased its domestic market share to 29% and consolidated its position as the second-largest domestic airline in Brazil.”

GOL’s profits in the third quarter of 2005 were above market estimates and demonstrated the benefits of increased scale, high productivity, and strict cost control. GOL continued to show the highest load factors in the Brazilian market and one of the highest aircraft utilizations in the world, while maintaining market cost leadership. During the quarter, GOL’s load factor increased 3.7 percentage points to 73.7%, aircraft utilization remained at 14 block hours per day, while operating costs per ASK decreased 15.8%, excluding fuel.

While fuel costs per available seat kilometer (ASK) increased 7.5% year-over-year, GOL’s operating cost per seat kilometer (CASK) decreased by 7.7% to 14.40 cents (R$). Cost reductions were driven by increased scale, productivity and stage length, reductions in sales, marketing and Boeing aircraft maintenance expenses, and a 21.5% appreciation of the Brazilian Real against the U.S. dollar. The 17% increase in employees over 2Q05, related to planned capacity expansion in the second half of 2005, was compensated with higher productivity.

Demand for our passenger air transportation services grew at high rates during the quarter, stimulated by average fare reductions of 11.4% vs. the previous year. The 7.5% increase in fuel CASK (fuel CASK represented 41% of total CASK), combined with a 13.9% reduction in RASK, resulted in operating income growth of 13.1% in the year-over-year comparison. Fuel-neutral operating income increased 29% in the year-over-year comparison. The Company has hedged approximately 50% of its fuel price exposure and 70% of its U.S. dollar exposure for 4Q05. “Our absolute market cost leadership, represented by a stage-length adjusted CASK over 25% lower than our closest competitor, is key to our virtuous cycle, and allows us to provide the lowest fares and the best customer value proposition in the market,” commented Richard Lark, GOL’s CFO.

In terms of future perspectives, besides maintaining high levels of productivity and profitability, short-term growth will be driven by the addition of new aircraft, new destinations and new frequencies. The addition of four Boeing 737 aircraft to the fleet in the last quarter of 2005 will increase seat capacity by over 60% year-over-year.

GOL remains committed to its strategy of profitable expansion through a low cost structure and high quality customer service. “We are very proud that more than 33 million customers have chosen to fly GOL, and we continue to make every effort to offer them the best in air travel: new planes, frequent flights in the main markets, an ever-expanding integrated route system and lower prices; all of which is delivered by our dedicated team of employees who are key to our success," stated Mr. Oliveira. “By remaining focused on our business model, while continuing to grow, be innovative and provide the lowest fares, we will further create value for our customers, employees and shareholders.”

REVENUES

Net operating revenues, principally revenues from passenger transportation, increased 34.7% to R$696.7mm, primarily due to higher revenue passenger kilometers (RPK) and a lower yield. RPK growth was driven by a 44.6% increase in departures, as well as an increase in load factor from 70.0% to 73.7% . RPKs grew 64.7% to 2,629 mm, and revenue passengers grew 48.8% to 3.5 mm.

Average fares decreased 11.4% from R$221 to R$196, principally due to our fare re-alignment in March 2005. Yields declined 18.9% to 25.31 cents (R$) per passenger kilometer, due to lower fares and a 7.3% increase in average stage length.

Complementing net operating revenues, cargo transportation activities primarily contributed to the expansion of other operating revenues, which increased from R$19.5mm to R$31.3mm.

The 56.4% year-over-year capacity expansion, represented by ASKs, facilitated the addition of 38 new daily flight frequencies (including 7 night flights) and one new destination in 3Q05. The addition of an four average operating aircraft during the quarter (or from 23 to 37 aircraft in the year-over-year comparison) drove the ASK increase.

Operating revenue per available seat kilometer (RASK) decreased 13.9% to R$19.54 cents in 3Q05.

The growth in RPKs resulted in a higher domestic market share for GOL, reaching 29% in the end of 3Q05, compared to 22% in the end of 3Q04. Through its regular international flights to Buenos Aires, Argentina, GOL achieved an international market share of 2% (share of Brazilian airline RPK) in the same period. Approximately 5% of GOL’s total RPKs were related to international passenger traffic (Brazil-Buenos Aires routes).

OPERATING EXPENSES

Operating expenses per ASK decreased by 15.8%, excluding fuel, in the quarter. Total CASK decreased 7.7%, to 14.40 cents (R$), due to higher productivity, a longer average stage length, and by a greater dilution of fixed costs over a higher number of ASKs, offset by increases in aircraft fuel expenses per ASK. Total operating expenses increased 44.5%, reaching R$513.4mm, due to high fuel prices and the expansion of our operations (fleet and employee expansion, a higher volume of landing fees and marketing activities). Fuel price increases during 3Q05 accounted for one-third of the R$84.7mm increase in fuel expenses. Breakeven load factor increased to 54.3% in the year-over-year comparison.

Results from GOL’s operating expense (jet fuel and USD-related) hedging programs are accounted for in accordance with SFAS 133 (Statement of Financial Accounting Standard No 133), “Accounting of Derivatives and Hedging Activities.”

The breakdown of our costs and operational expenses for 3Q05, 3Q04 and 2Q05 is as follows:

Operating Expenses (R$ cents / ASK)
	3Q05	3Q04	% Chg.	2Q05	% Chg.
Salaries, wages and benefits	1.85	1.87	-1.1%	1.83	1.1%
Aircraft fuel	5.85	5.44	7.5%	6.24	-6.3%
Aircraft rent	1.74	2.17	-19.8%	2.02	-13.9%
Aircraft insurance	0.22	0.28	-21.4%	0.24	-8.3%
Sales and marketing	2.26	2.95	-23.4%	2.55	-11.4%
Landing fees	0.68	0.64	6.3%	0.69	-1.4%
Aircraft and traffic servicing	0.73	0.65	12.3%	0.64	14.1%
Maintenance, materials and repairs	0.17	0.57	-70.2%	0.34	-50.0%
Depreciation	0.24	0.24	0.0%	0.27	-11.1%
Other operating expenses	0.66	0.79	-16.5%	0.64	3.1%

Total operating expenses	14.40	15.60	-7.7%	15.46	-6.9%

Operating expenses ex- fuel	8.55	10.16	-15.8%	9.22	-7.3%

Total Operating Expenses Fuel-Neutral 3Q04
(using 3Q04 fuel prices)	13.69	15.59	-12.2%	-	-

Total Operating Expenses Fuel-Neutral 2Q05
(using 2Q05 fuel prices)	14.00	-	-	15.46	-9.4%

Operating Expenses (R$ million)
	3Q05	3Q04	% Chg.	2Q05	% Chg.
Salaries, wages and benefits	66.1	42.6	55.0%	56.5	17.0%
Aircraft fuel	208.7	124.0	68.3%	192.6	8.4%
Aircraft rent	62.1	49.4	25.7%	62.4	-0.5%
Aircraft insurance	8.0	6.3	27.8%	7.5	6.7%
Sales and marketing	80.4	67.3	19.6%	78.6	2.3%
Landing fees	24.2	14.6	65.7%	21.4	13.1%
Aircraft and traffic servicing	25.9	14.7	76.1%	19.6	32.1%
Maintenance, materials and repairs	6.0	12.9	-54.0%	10.4	-42.3%
Depreciation	8.5	5.5	56.0%	8.3	2.4%
Other operating expenses	23.5	17.9	31.3%	19.9	18.1%

Total operating expenses	513.4	355.2	44.5%	477.2	7.6%

Operating expenses ex- fuel	304.7	231.2	31.8%	284.6	7.1%

Total Operating Expenses Fuel-Neutral 3Q04
(using 3Q04 fuel prices)	488.1	355.2	37.4%	-	-

Total Operating Expenses Fuel-Neutral 2Q05
(using 2Q05 fuel prices)	499.0	-	-	477.2	4.6%

Salaries, wages and benefits expenses per available seat kilometer (ASK) decreased 1.1% to 1.85 cents, despite a 5.8% inflation adjustment on salaries in 4Q04, a R$9.3mm provision for our employee profit sharing program (100% of 2004 profit sharing was expensed in 4Q), and to a 60.3% increase in the number of full-time equivalent employees - from 2,919 to 4,678 - related to capacity expansion.

Aircraft fuel expenses per ASK increased 7.5% over 3Q04 to 5.85 cents (R$), due to higher fuel prices per liter. The average fuel cost per liter increase over to 3Q04 was primarily due to the 44.5% increase in the international price for crude oil (WTI), partially offset by the 21.5% Brazilian Real appreciation against the U.S. dollar. GOL’s hedging program, in conjunction with its fuel efficient fleet and intelligent yield management, has helped to mitigate increases in jet fuel prices. The Company has hedged approximately 50% of its fuel requirements for 4Q05.

Aircraft rent per ASK decreased 19.8% to 1.74 cents (R$) in 3Q05 primarily due to a high aircraft utilization rate (14 block hours per day), and a 21.5% appreciation of the Brazilian Real during the period. GOL’s high aircraft utilization rates are attributable to a standardized Boeing fleet, which reduces complexity and turnaround times, and allows an increase in the number of daily flights per aircraft and a 24-hour per day utilization for over 25% of the fleet.

Aircraft insurance expenses per ASK decreased 21.4% due to the reduction in average premium rates, the 21.5% appreciation of the Brazilian Real against the US dollar, and a higher aircraft utilization rate.

Sales and marketing expenses per ASK decreased 23.4% to 2.26 cents (R$) primarily due to reductions in incentive sales commissions and an increase in ticket sales on the GOL website. GOL booked a majority of its ticket sales through a combination of its website (81% during 3Q05) and its call center (12% during 3Q05).

Landing fees per ASK increased 6.3% to 0.68 cents (R$), due to a 44.6% increase in departures and a 15% increase in average landing and navigation tariffs.

Aircraft and traffic servicing expenses per ASK increased 12.3% to 0.73 cents (R$), as a result of increased costs of third party services, principally ramp, baggage handling and technology services.

Maintenance, materials and repairs per ASK decreased 70.2% to 0.17 cents (R$), primarily due to reduced maintenance expenses in GOL’s Boeing aircraft phased maintenance program and a 21.5% appreciation of the Brazilian Real against the U.S. dollar.

Depreciation per ASK remained flat at 0.24 cents (R$), due to higher productivity, despite the higher volume of fixed assets, particularly spare parts inventory, and the increase of our technology equipment, due to our expansion of operations.

Other operating expenses per ASK were 0.66 cents (R$), a 16.5% decrease when compared to the same period of the previous year, due to higher productivity.

COMMENTS ON EBITDA AND EBITDAR[1]

The impact of a 3.15 cents (R$) RASK decrease, partially compensated by a CASK decrease of 1.20 cents (R$), resulted in a reduction of EBITDA per available seat kilometer to 5.38 cents (R$) in 3Q05. Compared to 2Q05, EBITDA per ASK increased 77.6% . Our EBITDA was positively affected by the 57.6% increase in operating capacity, and totaled R$191.8 in the period compared to R$167.5mm in 3Q04 (a 14.5% increase) and R$93.3mm in 2Q05 (a 105.6% increase).

EBITDAR Calculation (R$ cents / ASK)
	3Q05	3Q04	Chg. %	2Q05	Chg. %
Net Revenues	19.54	22.69	-13.9%	18.22	7.2%
Operating Expenses	14.40	15.60	-7.7%	15.46	-6.9%

EBIT	5.14	7.09	-27.5%	2.76	86.2%
Depreciation & Amortization	0.24	0.24	0.0%	0.27	-11.1%

EBITDA	5.38	7.33	-26.6%	3.03	77.6%
EBITDA Margin	27.5%	32.4%	-4.9 pp	16.6%	+10.9 pp
Aircraft Rent	1.74	2.17	-19.8%	2.02	-13.9%

EBITDAR	7.12	9.50	-25.1%	5.05	41.0%
EBITDAR Margin	36.4%	41.9%	-5.5 pp	27.7%	+8.7 pp

EBITDAR Calculation (R$ million)
	3Q05	3Q04	Chg. %	2Q05	Chg. %
Net Revenues	696.7	517.2	34.7%	562.2	23.9%
Operating Expenses	513.4	355.2	44.5%	477.2	7.6%

EBIT	183.3	162.0	13.1%	85.0	115.6%
Depreciation & Amortization	8.5	5.5	56.0%	8.3	2.4%

EBITDA	191.8	167.5	14.5%	93.3	105.6%
EBITDA Margin	27.5%	32.4%	-4.9 pp	16.6%	+10.9 pp
Aircraft Rent	62.1	49.4	25.7%	62.4	-0.5%

EBITDAR	253.9	216.9	17.1%	155.7	63.1%
EBITDAR Margin	36.4%	41.9%	-5.5 pp	27.7%	+8.7 pp

Aircraft rent represents a significant operating expense for GOL. As GOL leases all of its aircraft, we believe that EBITDAR (equivalent to EBITDA before aircraft rent expenses) is an important measure of relative operating performance. On a per available seat kilometer basis, EBITDAR was 7.12 cents (R$) in 3Q05, compared to 9.50 cents (R$) in 3Q04. EBITDAR amounted to R$253.9mm in 3Q05, compared to R$216.9mm in the same period last year and R$155.7mm in 2Q05.

____________________________
1EBITDA (earnings before interest, taxes, depreciation and amortization) and EBITDAR (earnings before interest, taxes, depreciation, amortization and rent) are presented as supplemental information because we believe they are useful indicators of our operating performance and are useful in comparing our performance with other companies in the airline industry. We usually present EBITDAR, in addition to EBITDA, because aircraft leasing represents a significant operating expense of our business, and we believe the impact of this expense should also be considered. However, neither figure should be considered in isolation, as a substitute for net income prepared in accordance with US GAAP, BR GAAP or as a measure of a company’s profitability. In addition, our calculations may not be comparable to other similarly titled measures of other companies.

FINANCIAL RESULTS

Financial expenses increased R$10.5mm due to a higher amount of short-term working capital debt, related to increased operations, and a negative variation on dollar-denominated deposits (a non-cash effect). Financial income increased R$52.5mm, primarily due to a R$99.9mm increase in cash and cash equivalents.

Financial Results (R$ thousands)	3Q05	3Q04	2Q05

Financial Expenses
Interest Expenses	(8,812)	(4,814)	(5,284)
Exchange variation Loss	(54)	-	(1,681)
Other	(6,407)	-	(9,838)
Total Financial Expenses	(15,273)	(4,814)	(16,803)

Financial Income
Financial Income	36,710	(10,525)	36,248
Capitalized Interest	5,258	-	5,677
Exchange variation Gain	-	-	-
Total Financial Income	41,968	(10,525)	41,925

Net Financial Results	26,695	(15,339)	25,122

NET INCOME AND EARNINGS PER SHARE

Net income in 3Q05 was R$138.2mm, representing a 19.8% net income margin, vs. R$96.9mm of net income in 3Q04.

Net earnings per share, basic, was R$0.71 in 3Q05 compared to R$0.52 in 3Q04. Basic weighted average shares outstanding were 195,269,054 in 3Q05 and 187,543,244 in 3Q04. Net earnings per share, diluted, was R$0.70 in the 3Q05 compared to R$0.51 in 3Q04. Fully-diluted weighted average shares outstanding were 196,050,417 in 3Q05 and 188,369,512 in 3Q04.

Net earnings per ADS, basic, was US$0.60 in 3Q05 compared to US$0.35 in 3Q04. Basic weighted average ADS outstanding were 97,634,527 in 3Q05 and 93,771,622 in 3Q04. Net earnings per ADS, diluted, was US$0.60 in the 3Q05 compared to US$0.35 in 3Q04. Fully-diluted weighted average ADS outstanding were 98,025,208 in 3Q05 and 94,184,756 in 3Q04.

GOL’s bylaws provide for a mandatory dividend to common and preferred shareholders of at least 25% of annual net distributable income (i.e., net income after a 5% provisioning of net income as legal reserves) determined in accordance with Brazilian corporation law (BR GAAP). For this purpose, net income was R$342.7mm in the first nine months of 2005.

CASH FLOW

Cash, cash equivalents and short-term investments decreased R$109.2mm during 3Q05. Cash from operating activities was R$120.5mm, mainly due to increased earnings from operations (R$138.2mm), partially offset by an increase in accounts receivable (R$33.0mm) and maintenance deposits (R$31.4mm) . The amount deposited for future maintenance was US$144mm at September 30, 2005.

Cash used in investing activities was R$165.9mm, consisting primarily of advances for aircraft acquisition (R$149.2mm) and acquisition of property and equipment (R$16.1mm) . Part of the Company’s cash (R$4.3mm) was invested in highly-liquid short-term instruments with maturities above 90 days. In the fourth quarter of 2005, we expect capital expenditures of approximately R$190mm, mainly due to increases in advances for aircraft acquisition.

Cash used in financing activities during 3Q05 was R$63.7mm, consisting primarily of R$57.9mm used for repayments of short-term borrowings.

Cash Flow Summary (R$ million)	3Q05	3Q04	% Change	2Q05	% Change
Net cash provided by operating activities	120.5	77.7	55.2%	36.8	227.4%
Net cash used in investing activities	(165.9) [1]	(15.2)	988.9%	(67.5) [2]	145.8%
Net cash provided by financing activities	(63.7)	(24.9)	156.5%	217.8	nm

Net increase in cash, cash equivalents & short term investments	(109.1)	37.6	nm	187.1	nm

1.	Excluding R$4.3 mm of cash invested in highly-liquid short-term investments with maturities above 90 days, as defined by SFAS 115.
2.	Excluding R$106.6 mm of cash invested in highly-liquid short-term investments with maturities above 90 days, as defined by SFAS 115.

COMMENTS ON THE BALANCE SHEET

GOL’s liquidity remained solid during 3Q05. The net cash position at September 30, 2005 was R$766.9mm, a decrease of R$51.3mm vs. 2Q05. The Company’s total liquidity was R$1,349mm (cash, short-term investments and accounts receivable) at the end of 3Q05. GOL’s leverage is low and its total debt (including future minimum lease payments) to total capitalization ratio is one of the lowest in the industry worldwide.

On September 30, 2005, the Company had seven revolving lines of credit secured by receivables and promissory notes, which allowed for borrowings of up to R$311mm. On September 30, 2005 the outstanding amount under these lines of credit was R$67mm.

Cash Position and Debt (R$ million)	9/30/2005	6/30/2005	% Change
Cash, cash equivalents & short-term investments	833.6	942.8	-11.6%
Short-term debt	66.7	124.6	-46.5%
Long-term debt	-	-	-

Net cash	766.9	818.2	-6.3%

Currently, GOL leases all of its aircraft, as well as airport terminal space, other airport facilities, office space and other equipment. On September 30, 2005, the Company leased 38 aircraft under operating leases, with initial lease term expiration dates ranging from 2006 to 2012.

Future minimum lease payments under non-cancelable operating leases are denominated in US dollars. Such leases with initial or remaining terms at September 30, 2005 were as follows:

Minimum Lease Payments Schedule (thousands)
	R$	US$
2005	59,963	26,984
2006	234,173	105,379
2007	222,113	99,952
2008	153,788	69,205
2009	108,602	48,871
After 2009	58,772	26,448

Total minimum lease payments	837,411	376,839

Currently, the Company has 60 firm orders and 41 options to purchase new Boeing 737-800 Next Generation aircraft. The firm orders have an approximate value of US$4.3 billion (based on aircraft list price) and are scheduled to be delivered between 2006 and 2012. As of September 30, 2005, GOL has made deposits in the amount of US$121.4mm related to the orders described below:

Aircraft Purchase Commitments (thousands)
	Expected New
	Aircraft	R$	US$
	Deliveries
2005	-	196,309	88,340
2006	11	1,569,869	706,448
2007	13	1,910,339	859,661
2008	8	1,201,850	540,838
2009	6	939,986	422,998
2010	8	1,301,620	585,735
2011	7	1,172,037	527,422
2012	7	1,214,235	546,411

Total	60	9,506,245	4,277,853

GOL’s expected fleet growth from 2005 to 2010 is as follows (includes firm orders only):

Aircraft	2005	2006	2007	2008	2009	2010
737-300	12	8	5	-	-	-
737-700	22	26	23	22	22	22
737-800	8	20	32	42	56	64

Total	42	54	60	64	78	86

Owned	-	11	24	30	38	46
Leased	42	43	36	34	40	40

OUTLOOK

GOL will continue to invest in its successful low-fare, low-cost business model. We will continue to evaluate opportunities to expand our operations by adding new flights in Brazil where sufficient market demand exists and expanding into other high-traffic centers in South American countries. We expect to benefit from economies of scale and reduce our average non-fuel cost per available seat kilometer (CASK) as we add additional aircraft to a well-established and highly-efficient operating infrastructure. We anticipate a solid fourth quarter, thanks to the dedicated effort of our employees in improving productivity throughout the Company.

The scheduled addition of four new aircraft to our fleet in the last quarter of 2005 should allow a 65% increase in available seat capacity over the same period of 2004. For the fourth quarter we expect a load factor in the range of 75-77% with yields in the range of R$29-30 cents (R$ per ASK). We expect a stable foreign exchange rate environment for the near term, supported by good economic fundamentals in the Brazilian economy. We expect that high oil prices will continue to pressure our fuel costs, partially mitigated by our hedging program. For the fourth quarter, we expect non-fuel CASK to be in the range of R$9-10 cents. For the full year 2005, we expect earnings per share near the lower end of our disclosed guidance range for the year of R$2.85 to R$3.15 per share.

Preliminary guidance for 2006 is based on GOL’s planned capacity expansion and the expected high demand for our passenger transportation services, driven by strong Brazilian economic fundamentals and GOL’s demand-stimulating low fares. Our preliminary projections are for a 2006 full-year EPS in the range of R$3.70 to R$4.15, representing annual growth of almost 40%. We plan to continue to popularize air travel in South America through expansion, technological innovation, improved operating efficiency, strict cost management, the lowest prices and high quality passenger service.

Financial Outlook (US GAAP)	2006 (preliminary
full year)
ASK Growth	+/- 45%
Average Load Factor	+/- 74%
Net Revenues (R$ billion)	+/- R$ 4.0
Operating Margin	25% - 27%
Earnings per Share	R$ 3.70 – R$ 4.15

GLOSSARY OF INDUSTRY TERMS

Revenue passengers represents the total number of paying passengers flown on all flight segments.

Revenue passenger kilometers (RPK) represents the numbers of kilometers flown by revenue passengers.

Available seat kilometers (ASK) represents the aircraft seating capacity multiplied by the number of kilometers the seats are flown.

Load factor represents the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).

Breakeven load factor is the passenger load factor that will result in passenger revenues being equal to operating expenses.

Aircraft utilization represents the average number of block hours operated per day per aircraft for the total aircraft fleet.

Block hours refers to the elapsed time between an aircraft leaving an airport gate and arriving at an airport gate.

Yield per passenger kilometer represents the average amount one passenger pays to fly one kilometer.

Passenger revenue per available seat kilometer represents passenger revenue divided by available seat kilometers.

Operating revenue per available seat kilometer (RASK) represents operating revenues divided by available seat kilometers.

Average stage length represents the average number of kilometers flown per flight.

Operating expense per available seat kilometer (CASK) represents operating expenses divided by available seat kilometers.

Operating Data
US GAAP - Unaudited
	3Q05	3Q04	% Change

Revenue Passengers (000)	3,496	2,350	48.8%
Revenue Passengers Kilometers (RPK) (mm)	2,629	1,596	64.7%
Available Seat Kilometers (ASK) (mm)	3,565	2,279	56.4%
Load factor	73.7%	70.0%	+3.7 pp
Break-even load factor	54.3%	48.1%	+6.2 pp
Aircraft utilization (block hours per day)	13.9	14.1	-1.4%
Average fare	R$ 195.78	R$ 221.08	-11.4%
Yield per passenger kilometer (cents)	25.31	31.19	-18.9%
Passenger revenue per available set kilometer (cents)	18.66	21.84	-14.6%
Operating revenue per available seat kilometer (RASK) (cents)	19.54	22.69	-13.9%
Operating cost per available seat kilometer (CASK) (cents)	14.40	15.60	-7.7%
Operating cost, excluding fuel, per available seat kilometer (cents)	8.55	10.16	-15.8%
Number of Departures	32,237	22,299	44.6%
Average stage length (km)	731	681	7.3%
Avg number of operating aircraft during period	37.0	22.7	63.0%
Full-time equivalent employees at period end	4,678	2,919	60.3%
% of Sales through website during period	81.3%	77.7%	+3.6 pp
% of Sales through website and call center during period	93.3%	90.6%	+2.7 pp
Average Exchange Rate (1)	R$ 2.34	R$ 2.98	-21.5%
End of period Exchange Rate (1)	R$ 2.22	R$ 2.86	-22.4%
Inflation (IGP-M) (2)	-1.4%	3.3%	-4.7 pp
Inflation (IPCA) (3)	0.3%	1.9%	-1.6 pp
WTI (avg. per barrel) (4)	$63.31	$43.82	44.5%

(1) Source: Brazilian Central Bank
(2) Source: Fundação Getulio Vargas
(3) Source: IBGE
(4) Source: Bloomberg

Consolidated Statement of Operations
US GAAP - Unaudited
R$ 000
	3Q05	3Q04	% Change

Net operating revenues
Passenger	$665,374	$497,757	33.7%
Cargo and Other	31,284	19,477	60.6%

Total net operating revenues	696,658	517,234	34.7%

Operating expenses
Salaries, wages and benefits	66,060	42,632	55.0%
Aircraft fuel	208,711	123,978	68.3%
Aircraft rent	62,135	49,429	25.7%
Aircraft insurance	8,025	6,281	27.8%
Sales and marketing	80,439	67,275	19.6%
Landing fees	24,190	14,597	65.7%
Aircraft and traffic servicing	25,869	14,692	76.1%
Maintenance materials and repairs	5,951	12,944	-54.0%
Depreciation	8,523	5,463	56.0%
Other operating expenses	23,532	17,920	31.3%

Total operating expenses	513,435	355,211	44.5%

Operating income	183,223	162,023	13.1%

Other expense
Financial expense	(8,812)	(4,814)	83.0%
Financial income	36,710	(10,525)	-448.8%
Capitalized interest	5,258	-	nm
Exchange variation loss	(54)	-	nm
Other	(6,407)	-	nm

Income before income taxes	209,918	146,684	43.1%
Income taxes current	(64,222)	(46,488)	38.1%
Income taxes deferred	(7,506)	(3,296)	127.7%

Net income	138,190	96,900	42.6%

Earnings per share, basic	$0.71	$0.52	36.5%
Earnings per share, diluted	$0.70	$0.51	37.3%

Earnings per ADS, basic - US Dollar	$0.60	$0.35	71.4%
Earnings per ADS, diluted - US Dollar	$0.60	$0.35	71.4%

Basic weighted average shares outstanding (000)	195,269	187,543	4.1%
Diluted weighted average shares outstanding (000)	196,050	188,370	4.1%

Consolidated Balance Sheet
US GAAP - Unaudited
R$ 000
	September 30, 2005	June 30, 2005

ASSETS	2,266,849	2,156,392
Current Assets	1,428,590	1,500,654
Cash and cash equivalents	60,895	174,307
Short-term investments	772,731	768,479
Receivables less allowance	515,779	483,944
Inventories	31,643	24,011
Recoverable taxes and deferred tax	16,121	19,921
Prepaid expenses	26,375	23,125
Other current assets	5,046	6,867
Property and Equipment, net	455,080	297,674
Pre-delivery deposits for flight equipment	319,396	170,215
Other property and equipment	202,492	186,388
Accumulated depreciation	(66,808)	(58,929)
Other Assets	383,179	358,064
Deposits for aircraft leasing contracts	20,037	22,892
Deposits for aircraft maintenance	353,911	322,471
Other	9,231	12,701
LIABILITIES AND SHAREHOLDER'S EQUITY	2,266,849	2,156,392
Current Liabilities	426,233	462,354
Accounts payable	34,988	33,576
Air traffic liability	193,726	190,684
Payroll and related charges	60,555	45,420
Operating leases payable	10,285	10,837
Short-term borrowings	66,678	124,556
Dividends Payable	673	663
Sales tax and landing fees	54,808	49,874
Other current liabilities	4,520	6,744
Long Term Liabilities	86,896	80,119
Deferred income taxes, net	69,737	66,200
Other liabilities	17,159	13,919
Shareholder's Equity	1,753,720	1,613,919
Preferred Shares (no par value)	828,215	828,637
Common shares (no par value)	41,500	41,500
Additional Paid In Capital	49,733	50,031
Compensation Expenses	(5,877)	(7,432)
Appropriated retained earnings	18,352	18,352
Unappropriated retained earnings	827,372	689,182
Net comprehensive income	(5,575)	(6,351)

Consolidated Statement of Cash Flows
US GAAP - Unaudited
R$ 000
	3Q05	3Q04	% Change

Cash flows from operating activities
Net income (loss)	138,190	96,900	42.6%
Adjustments to reconcile net income
provided by operating activities
Amortization of compensation in stocks	1,257	7,164	-82.5%
Depreciation	8,523	5,463	56.0%
Provision for doubtful accounts receivable	1,172	43	2625.6%
Deferred income taxes	7,506	3,296	127.7%
Changes in operating assets and liabilities
Receivables	(33,007)	(54,745)	-39.7%
Inventories	(7,632)	(1,052)	625.5%
Prepaid expenses, other assets
and recoverable taxes	3,112	245	1170.2%
Accounts payable and long-term vendor payable	1,412	4,270	-66.9%
Deposits for aircraft and engine maintenance	(31,440)	(12,825)	145.1%
Operating leases payable	656	(6,086)	-110.8%
Air traffic liability	3,042	18,498	-83.6%
Payroll and related charges	15,137	2,253	571.9%
Other liabilities	12,582	14,242	-11.7%

Net cash provided by (used in) operating activities	120,510	77,666	55.2%
Cash flows from investing activities
Deposits for aircraft leasing contracts	8	1,295	-99.4%
Acquisition of property and equipment	(16,748)	(14,997)	11.7%
Pre-delivery deposits	(149,181)	(1,535)	9618.6%
Aquisition of short-term securities	(4,252)	-	nm

Net cash used in investing activities	(170,173)	(15,237)	1016.8%
Cash flows from financing activities
Short term borrowings, net	(57,879)	(22,119)	161.7%
Issuance of common and preferred shares	-	(2,739)	-100.0%
Deferred Income tax on issuance costs	(5,880)	-	nm
Dividends payable	10	-	nm

Net cash provided by financing activities	(63,749)	(24,858)	156.5%

Net increase in cash and cash equivalents	(113,412)	37,571	-401.9%
Cash and cash equivalents at beginning of the period	174,307	696,169	-75.0%
Cash and cash equivalents at end of the period	60,895	733,740	-91.7%

Cash, cash equiv. and ST invest. at beg. of the period	942,786	696,169	35.4%
Cash, cash equiv. and ST invest. at end of the period	833,626	733,740	13.6%

Supplemental disclosure of cash
flow information
Interest paid net of amount capitalized	7,600	5,137	47.9%
Income taxes paid	61,555	30,844	99.6%

Consolidated Statement of Operations
BR GAAP - Unaudited
R$ 000
	3Q05	3Q04	% Change

Net operating revenues
Passenger	665,374	497,757	33.7%
Cargo and Other	31,284	19,477	60.6%

Total net operating revenues	696,658	517,234	34.7%

Operating expenses
Salaries, wages and benefits	64,803	35,471	82.7%
Aircraft fuel	208,711	123,979	68.3%
Aircraft rent	62,135	49,429	25.7%
Supplementary rent	31,825	27,357	16.3%
Aircraft insurance	8,025	6,281	27.8%
Sales and marketing	80,439	67,275	19.6%
Landing fees	24,190	14,597	65.7%
Aircraft and traffic servicing	25,869	14,692	76.1%
Maintenance materials and repairs	5,951	12,944	-54.0%
Depreciation	8,523	5,463	56.0%
Amortization	198	144	37.5%
Other operating expenses	25,315	17,711	42.9%

Total operating expenses	545,984	375,343	45.5%

Operating income	150,674	141,891	6.2%

Other expense
Financial income (expense), net	21,155	(7,990)	-364.8%

Income before income taxes	171,829	133,901	28.3%
Income taxes current	(64,222)	(46,675)	37.6%
Income taxes deferred	6,831	(808)	-945.4%

Net income	114,438	86,418	32.4%

Net income per share	$0.59	$0.46	28.3%

Net income per ADS - US Dollar	$0.50	$0.31	61.3%

Number of shares by end of period (000)	195,269	187,543	4.1%

Consolidated Balance Sheet
BR GAAP - Unaudited
R$ 000
	September 30, 2005	June 30, 2005

ASSETS	1,997,273	1,918,417
Current Assets	1,445,888	1,523,900
Cash and cash equivalents	833,625	942,786
Receivables less allowance	515,779	483,944
Inventories	31,643	24,011
Recoverable taxes and deferred tax	21,959	19,921
Prepaid expenses	37,836	50,362
Other current assets	5,046	2,876
Long Term Assets	89,316	96,605
Deposits	26,716	30,866
Deferred Taxes	27,755	26,587
Prepaid Expenses	25,614	27,360
Other	9,231	11,792
Property and Equipment, net	462,069	297,912
Investments	1,749	1,499
Pre-delivery deposits for flight equipment	319,396	170,215
Property and equipment	135,684	123,148
Deferred	5,240	3,050
LIABILITIES AND SHAREHOLDERS' EQUITY	1,997,273	1,918,417
Current liabilities	425,787	462,364
Short-term borrowings	66,678	124,556
Accounts payable	34,988	33,066
Operating leases payable	10,285	10,837
Payroll and related charges	40,718	34,871
Profit participation	19,837	10,549
Sales tax and landing fees	16,877	14,892
Taxes and contributions payable	37,931	34,983
Air traffic liability	193,726	191,193
Other current liabilities	4,747	7,417
Long Term Liabilities	19,120	18,125
Operating leases payable	2,223	2,729
Provision for contingencies	12,008	11,190
Deferred taxes	4,889	4,206
Shareholders' Equity	1,552,366	1,437,928
Capital	990,804	990,804
Capital Reserves	89,556	89,556
Revenue Reserves	194,793	194,793
Retained earnings	277,213	162,775

Consolidated Statements of Cash Flows
BR GAAP - Unaudited
R$ 000
	3Q05	3Q04

Cash flows from operating activities
Net income (loss)	114,438	86,417
Adjustments to reconcile net income
provided by operating activities:
Depreciation	8,523	5,463
Amortization	198	144
Provision for doubtful accounts receivable	486	43
Provision for contingencies	5,707	(1,348)
Deferred income taxes	(6,831)	808
Changes in operating assets and liabilities
Receivables	(32,321)	(54,745)
Inventories	(7,632)	(1,052)
Prepaid expenses, other assets
and recoverable taxes	18,288	(24,562)
Accounts payable and long-term vendor payable	1,922	(432)
Deposits for aircraft and engine maintenance	-	13,320
Operating leases payable	(1,058)	(1,386)
Air traffic liability	2,533	18,498
Taxes payable	2,948	-
Payroll and related charges	15,135	2,253
Other liabilities	(4,891)	12,680

Net cash provided by (used in) operating activities	117,445	56,101
Cash flows from investing activities
Investments	(250)	-
Deposits for aircraft leasing contracts	4,150	(10,958)
Pre-delivery deposits	(149,181)	(3,646)
Acquisition of property and equipment	(23,447)	(12,885)

Net cash used in investing activities	(168,728)	(27,489)
Cash flows from financing activities
Short term borrowings, net	(57,878)	(22,119)
Goodwill special reserve	-	29,187

Net cash provided by financing activities	(57,878)	7,068
Net increase in cash and cash equivalents	(109,161)	35,680
Cash and cash equivalents at beginning of the period	942,786	696,169

Cash and cash equivalents at end of the period	833,625	731,849

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION		External Disclosure
QUARTERLY INFORMATION - ITR	September 30, 2005	Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

01.01 - IDENTIFICATION

1 - CVM CODE 01956-9	2 - COMPANY NAME GOL LINHAS AÉREAS INTELIGENTES S.A.	3 - CNPJ (Corporate Taxpayer’s ID) 06.164.253/0001-87

09.01 - HOLDINGS IN SUBSIDIARIES AND/OR AFFILIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Corporate's Taxpayer's ID)	4 - CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 - INVESTOR'S SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)
01	GOL TRANSPORTES AÉREOS S.A.	04.020.028/0001-41	CLOSELY-HELD CONTROLLED COMPANY	100.00	75.85
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		60,283		60,283
02	GOL FINANCE LLP	. . /-	CLOSELY-HELD CONTROLLED COMPANY	100.00	24.15
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		1		1

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION		External Disclosure
QUARTERLY INFORMATION - ITR	September 30, 2005	Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

01956-9	GOL LINHAS AÉREAS INTELIGENTES S.A.	06.164.253/0001-87

17.01 – SPECIAL REVIEW REPORT - UNQUALIFIED

The Board of Directors and Shareholders
Gol Linhas Aéreas Inteligentes S.A.

1. We have performed a special review of the Quarterly Information - ITR of Gol Linhas Aéreas Inteligentes S.A. and subsidiaries for the quarter ended September 30, 2005, comprising the balance sheets of the parent company and consolidated and the respective statements of income, the performance report and relevant information prepared in accordance with the accounting practices adopted in Brazil.

2. We conducted our review in accordance with standards of the IBRACON – Brazilian Institute of Independent Auditors, coupled with the Federal Accounting Council, consisting mainly of: (a) inquiry and discussion with the managers in charge of the Company’s accounting, financial and operating areas in relation to the main criteria adopted in the preparation of the Quarterly Information; and (b) review of information and subsequent events which have or may have relevant effects on the financial situation and operations of the Company and its subsidiaries.

3. Based on our special review, we are not aware of any material modifications that should be made to the Quarterly Information referred to above for them to be in conformity with the accounting practices adopted in Brazil, in accordance with the rules issued by the Brazilian Securities and Exchange Commission, specifically applicable to the preparation of the Quarterly information.

4. Our special review was conducted aiming at issuing an opinion on the financial statements referred to in the first paragraph. The statements of cash flow of the parent company and consolidated, prepared in accordance with the accounting practices adopted in Brazil, are presented in order to provide supplementary information on the Company, in spite of not being required as an integral part of the financial statements. These statements were submitted to the review procedures described in the second paragraph and, according to our special review, they present fairly, in all material respects, the financial statements taken as a whole.

São Paulo, October 14, 2005.

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-1

Maria Helena Pettersson
Accountant CRC-1SP119891/O-0

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION		External Disclosure
QUARTERLY INFORMATION - ITR	September 30, 2005	Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

01956-9	GOL LINHAS AÉREAS INTELIGENTES S.A.	06.164.253/0001-87

18.02 – COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/AFFILIATE

Subsidiary/Affiliate: GOL TRANSPORTES AÉREOS S.A.

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION		External Disclosure
QUARTERLY INFORMATION - ITR	September 30, 2005	Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

01.01 - IDENTIFICATION

1 - CVM CODE 01956-9	2 - COMPANY NAME GOL LINHAS AÉREAS INTELIGENTES S.A.	3 - CNPJ (Corporate Taxpayer’s ID) 06.164.253/0001-87

TABLE OF CONTENTS

GROUP	TABLE	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEADQUARTERS	1
01	03	INVESTOR RELATIONS OFFICER (Company Mailing Address)	1
01	04	ITR REFERENCE AND AUDITOR INFORMATION	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET - ASSETS	4
02	02	BALANCE SHEET - LIABILITIES	5
03	01	STATEMENT OF INCOME	6
04	01	EXPLANATORY NOTES	7
05	01	COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER	27
06	01	CONSOLIDATED BALANCE SHEET - ASSETS	28
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES	29
07	01	CONSOLIDATED STATEMENT OF INCOME	30
08	01	COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER	31
09	01	HOLDINGS IN SUBSIDIARIES AND/OR AFFILIATED COMPANIES
17	01	SPECIAL REVIEW REPORT
		GOL TRANSPORTES AÉREOS S.A.
18	02	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/AFFILIATE
		GOL FINANCE LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2005

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.